SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TOLL BROTHERS, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN $27.24 PER SHARE
(TITLE OF CLASS OF SECURITIES)
NOT APPLICABLE
(CUSIP NUMBER OF CLASS OF SECURITIES)
JOEL H. RASSMAN
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
TOLL BROTHERS, INC.
250 GIBRALTAR ROAD
HORSHAM, PA 19044
(215) 938-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)
COPY TO:
DARRICK M. MIX, ESQUIRE
WOLFBLOCK LLP
1650 ARCH STREET, 22 ND FLOOR
PHILADELPHIA, PA 19103-2097
(215) 977-2006

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$16,941,793	$665.81

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,635,725 shares of common stock of Toll Brothers, Inc. having an aggregate value of $16,941,793 as of June 5, 2008, will be surrendered and cancelled pursuant to this offer. The aggregate value of such options was calculated based on a lattice option valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$665.81	Filing party:	Toll Brothers, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	June 16, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1
☒ issuer tender offer subject to Rule 13e-4
☐ going private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on June 16, 2008 by Toll Brothers, Inc., a Delaware corporation (the “Company”), relating to an offer by the Company to eligible employees to exchange certain stock options to purchase shares of its common stock, par value $0.01 per share, issued and outstanding under the Toll Brothers, Inc. Stock Incentive Plan (1998) (the”1998 Plan”) and the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) (the “2007 Plan,” and, together with the 1998 Plan, the “Plans”), having exercise prices equal to or greater than $27.24 per share, for replacement options issued under the Plans representing the right to purchase fewer shares at an exercise price equal to the closing price of the Company’s common stock on the New York Stock Exchange on the date of grant, upon the terms and subject to the conditions set forth in the Offering Memorandum dated June 16, 2008 (the “Offering Memorandum”) and the related Form of TBI Stock Option Exchange Program Election Form (together with the Offering Memorandum, as they may be amended from time to time, the “offer”).
     The information in the offer, a copy of which was previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, is hereby amended and supplemented as follows:

Item 1.	Summary Term Sheet.
     Item 1 of the Schedule TO is hereby amended and supplemented as follows:
     (1) On page 4 of the Offering Memorandum, the response to item 18, titled “Why can’t Toll Brothers just reprice my options?” is amended by restating the question and answer in its entirety as follows:
“Why can’t Toll Brothers just reprice my Eligible Options (i.e., lower the exercise price of my Eligible Options)?
     The repricing of your Eligible Options by simply lowering the exercise price, like the Exchange Program, could only be undertaken with the approval of the Company’s stockholders. In making the decision to recommend to the Company’s stockholders the approval of the Exchange Program, the Board of Directors balanced the objective of reinstating the retention and motivational value of our stock option program with respect to our employee-optionees against the impact of such a program on existing stockholders. We do not believe a repricing would have achieved a balancing of these concerns as much as the Exchange Program would because a repricing would have a greater dilutive effect on existing stockholders than the Exchange Program, the number of shares subject to stock options would not be reduced in a repricing, and a repricing would result in a greater charge to the Company’s earnings than the Exchange Program.”
     (2) On page 4 of the Offering Memorandum, the response to item 23, titled “May Toll Brothers cancel this offer?” is amended by restating the answer in its entirety as follows:
     “Upon the occurrence of any of the conditions described in Section 7, Toll Brothers may, in its reasonable judgment, decide to terminate this Offer at any time prior to the expiration of this Offer. If this Offer is terminated, any options that were tendered for exchange will remain outstanding and retain their existing terms, including the existing exercise price, vesting schedule and expiration date. Any cancellation of this Offer will be treated, for all purposes, as if no offer to exchange was ever made.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2008	TOLL BROTHERS, INC.
	By:	Joseph R. Sicree
Joseph R. Sicree
Senior Vice President and Chief Accounting Officer